SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

08 March 2004

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc (Registrant)
Dated: 08 March 2004	By:	/s/ J V Miller Name: J V Miller Title: Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	– 401K Block Listing Return 01092003 to 29022004 – release dated 01 March 2004
99.2	– EIP Block Listing Return 01092003 to 29022004 – release dated 01 March 2004
99.3	– ESPP Block Listing Return 01092003 to 29022004 – release dated 01 March 2004
99.4	– Brandes Shareholding – release dated 05 March 2004